SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, DC  20549

                        FORM 12b-25
                            Commission File Number 0-18170

                NOTIFICATION OF LATE FILING

    (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [
] Form 10-Q [X] Form 10-QSB [ ] Form N-SAR

For Period Ended:                                   March 29, 1998
[ ] Transition Report on Form 10-K          [ ] Transition
Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition
Report on Form N-SAR
[ ] Transition Report on Form 11-K
For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
                                      Cryomedical Sciences, Inc.
Full name of registrant

Former name if applicable
                                        1300 Piccard Drive
Address of principal executive office (Street and number)
                                        Rockville, Maryland  20850
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -
[X]     N-SAR, or portion thereof, will be filed on or before the
fifteenth calendar day following the prescribed due date; or
the subject quarterly report or transition report on Form 10-QSB,
or portion thereof will be filed on or before      the fifth
calendar day following the prescribed due date; and

        (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-
K, 20-F, 11-K, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

               The Company's Controller resigned during 1997 and an outside consultant has been hired to take over the Company's accounting functions. In addition, the Company changed auditors (which was previously reported on Form 8-K). Because of these changes, the report cannot be completed within the prescribed 45-day period for filing the quarterly report on Form 10-QSB. The Company expects to file a complete report within the extended five day time period.
PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Richard  J. Reinhart
(301)        417-7070
               (Name)                              (Area
code)   (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                            [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had a net loss for the three month period ended
March 29, 1998 of approximately $666,000 as

compared to a net loss of approximately $90,000 for the comparable period in the prior year as a result of a reduction in revenues.

                                                      Cryomedical
Sciences, Inc.
       (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 13, 1998           By /s/ Richard Reinhart
                                     Dr. Richard Reinhart,
Ph.D., President and Chief Executive Officer

        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).